Eric I Cohen

Senior Vice President, Secretary

and General Counsel

Telephone:	(203) 222-5950

Facsimile:	(203) 227-6237

E-mail:	eric.cohen@terex.com

July 17, 2009

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Terex Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009, File No. 1-10702 (the “Form 10-K”)

Dear Ms. Blye:

This is in response to your June 25, 2009 request for supplemental information pertaining to Terex Corporation’s Form 10-K for the fiscal year ended December 31, 2008. Your requests and comments are reproduced below in italics and immediately followed by our responses.

SEC REQUEST OR COMMENT NO. 1:

We note from disclosure on page 10, page 26 and elsewhere in your Form 10-K that you currently operate in the Middle East, Africa and Latin America, regions generally understood to include Iran, Syria, Sudan and Cuba, and that you intend to increase your operations in those regions. We note also that it appears from your website that nationals of Cuba, Iran, Sudan and Syria can register as your suppliers, and that you sell products and provide service and support for your Terex Atlas brand in Iran. We are aware of a March 2006 news report that your joint venture, Inner Mongolia North Hauler Co. Ltd., sold products into Iran. We also are aware of a March 2007 news report that Terex Equipment Middle East LLC, the sales and marketing office for your Aerial Work Platforms segment, serves the market demand for your equipment in Iran and Syria, among other countries.

Cuba, Iran, Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, resellers, or other

Cecilia Blye

Securities and Exchange Commission

July 17, 2009

direct or indirect arrangements. Your response should describe any products, components, equipment, technology, or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

TEREX CORPORATION’S RESPONSE:

Terex Corporation is a diversified global manufacturer of a broad range of equipment for use by those engaged in construction, infrastructure development, quarrying, surface mining, shipping, transportation, refining or the construction or operation of public utilities. From time to time, various Terex foreign subsidiaries sell foreign-manufactured equipment for use in such industries in Iran, Sudan or Syria where permitted under U.S. and local law. None of such sales has been made to Cuba. To the best of its knowledge, neither Terex Corporation nor any of its subsidiaries have or have had any agreements, commercial arrangements or other contacts with the governments or entities controlled by the governments of Iran, Sudan, Syria or Cuba. Terex anticipates no change in the nature or extent of these activities or contacts.

Terex Corporation’s website allows anyone seeking to become a supplier to Terex to register as a potential supplier. Registration involves providing various kinds of identifying information, including the potential supplier’s home country via a drop down box that lists every country in the world. Registration, however, does not imply Terex approval of or commitment to use anyone so registered, and no one who so registers would be used as a supplier unless permitted by applicable law and Terex policy.

We are aware of a March 2006 news report that a company named Inner Mongolia North Hauler Co. Ltd. (“North Hauler”) sold products to Iran. North Hauler, however, is a publicly held Chinese company in which Terex is only a minority investor. As such, Terex is not in a position to control where North Hauler does business. Terex has a license agreement with North Hauler that allows it to manufacture and sell certain products with the Terex name in certain territories, but none of those territories includes Iran.

We are also aware of a March 2007 press release stating that Terex Equipment Middle East LLC (“TEME”) serves the Iranian and Syrian markets. The inclusion of Iran and Syria was an inadvertent error. As soon as the error was discovered, a revised press release was issued on April 4, 2007 announcing the opening of TEME without references to Iran and Syria as TEME did not, in fact, serve those markets. A copy of a revised press release issued in April of 2007 is attached as Exhibit A and may also be accessed at

http://www.terex.com/main.php?obj=content&action=VIEW&id=dfc3ec461593f6187da7a44ba001c12a.

Cecilia Blye

Securities and Exchange Commission

July 17, 2009

SEC REQUEST OR COMMENT NO. 2:

Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and shareholder value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts associated with Cuba, Iran, Sudan, or Syria.

TEREX CORPORATION’S RESPONSE:

Terex foreign subsidiary sales into Iran, Sudan and Syria over each of the past three years are approximately as follows: Iran: $19.9 million in 2006, $11.8 million in 2007, and $11.1 million in 2008; Sudan: $2.5 million in 2006, $2.4 million in 2007, and $5,000 in 2008; Syria: $4.4 million in 2006, $33,000 in 2007, and $436,000 in 2008. Our records do not reflect any sales to Cuba. Sales to Iran, Sudan, Syria constituted approximately 0.20% of Terex’s total sales over the past three years. To the best of its knowledge, these sales were not with the governments or entities controlled by the governments of Iran, Sudan or Syria. Sales to such countries constituted approximately 0.27% of Terex’s total sales in the first quarter of 2009. Terex does not consider this level of activity to be quantitatively material. To the best of its knowledge, moreover, neither Terex Corporation nor any of its subsidiaries has any assets in or liabilities to anyone in such countries.

Terex also does not believe that its foreign subsidiaries’ relatively insignificant level of sales into Iran, Sudan or Syria should be regarded as qualitatively material to a reasonable investor in making an investment decision because all such business, to the best of Terex’s knowledge, is conducted in complete compliance with applicable law. We are not aware of any government agency charged with enforcing the law pertaining to dealings with those countries suggesting otherwise.

U.S. law permits foreign subsidiaries of U.S. companies to conduct business with Iran, Sudan and Syria so long as applicable rules are followed. Terex has an export control and economic sanctions compliance program which includes appropriate training designed to ensure that all activity relating to those countries is conducted in conformity with applicable law. Included are policies and procedures to ensure that no U.S. personnel are involved in such activity

Cecilia Blye

Securities and Exchange Commission

July 17, 2009

where such involvement is impermissible and that customers are screened against U.S. government lists of impermissible customers to ensure that none of Terex’s customers are specially designated persons or otherwise impermissible customers.

Terex believes that efforts to comply with applicable law in the conduct of its activities with the countries at issue should enhance rather than detract from Terex’s reputation and shareholder value. Terex also does not believe that divestment activities or initiatives at the state or local level or otherwise should affect a reasonable investor’s assessment of the reputation or share value of a company whose activities with respect to the countries at issue are conducted in accordance with U.S. law.

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex’s filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Ronald M. DeFeo

Exhibit A

Terex Equipment Middle East LLC Opens For Business

REDMOND, WASH. (April 4, 2007) – Terex Equipment Middle East LLC, a new sales and marketing office for Terex Corporation, recently opened in Dubai, United Arab Emirates (U.A.E.). Strategically located to better serve customers in the greater Middle East region, the office will initially sell Genie® self-propelled articulating and telescopic booms, self-propelled scissor lifts, trailer-mounted Z-booms, aerial work platforms, material lifts and telehandlers, as well as Terex® light towers.

“The Middle East region has shown amazing growth in the construction sector, and we predict that it will continue to do so over the next several years,” said Brad Abrahams, regional manager for Terex Equipment Middle East LLC. “Through our new office in Dubai, we intend to increase the Terex brand presence in the region. As well, we will provide localized support to our customers and reinforce the strong working relationships with local companies that we’ve built over the years.”

“Our office is ideally located to handle customer needs throughout the entire territory,” Abrahams continued. “Currently, we handle sales and marketing in the region, and we will review the position to allow for future operations expansions.”

To contact the Terex Equipment Middle East office:

Terex Equipment Middle East LLC

P.O. Box 282325

Dubai, U.A.E.

Tel: +971 4 339 1800

Fax: +971 4 339 1802

Email: infome@genieind.com

About Terex

Terex Corporation is a diversified global manufacturer with 2006 net sales of approximately $7.6 billion. Terex operates in five business segments: Terex Aerial Work Platforms, Terex Construction, Terex Materials Processing & Mining, and Terex Roadbuilding, Utility Products and Other. Terex manufactures a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, mining, shipping, transportation, refining, and utility industries. Terex offers a complete line of financial products and services to assist in the acquisition of Terex equipment through Terex Financial Services. More information on Terex can be found at www.terex.com.

Safe Harbor Statement

This press release may contain forward-looking information based on Terex’s current expectations. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Terex expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this release to reflect any changes in Terex’s expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.